Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

October 19, 2017

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:   CM Finance Inc – Management’s Reports on Evaluation of Internal Controls Over Financial Reporting for Fiscal Years Ended June 30, 2016 and 2015 (File No. 814-01054)

Dear Ms. Fettig:

On behalf of CM Finance Inc (the “Company”), and in response to comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission that we received orally on October 19, 2017, set forth below are management’s reports on the Company’s internal control over financial reporting for the fiscal years ended June 30, 2016 and 2015 (the “Reports”). In the context of the Staff’s review of the Company’s post-effective amendment no. 5 to the registration statement on Form N-2, it was discovered that the Reports were inadvertently omitted from Part II, Item 9A of the Company’s Annual Reports on Form 10-K for the fiscal years ended June 30, 2016 and 2015.

Fiscal Year Ended June 30, 2016

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f), and for performing an assessment of the effectiveness of internal control over financial reporting as of June 30, 2016. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange Commission October 19, 2017 Page 2

to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management performed an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2016 based upon the criteria set forth in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on our assessment, management determined that our internal control over financial reporting was effective as of June 30, 2016.

Fiscal Year Ended June 30, 2015

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f), and for performing an assessment of the effectiveness of internal control over financial reporting as of June 30, 2015. Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management performed an assessment of the effectiveness of our internal control over financial reporting as of June 30, 2015 based upon the criteria set forth in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). Based on our assessment, management determined that our internal control over financial reporting was effective as of June 30, 2015.

U.S. Securities and Exchange Commission October 19, 2017 Page 3

*            *             *            *            *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845.

Sincerely,

/s/ Stephani M. Hildebrandt

Stephani M. Hildebrandt

cc:           Michael C. Mauer, CM Finance Inc

                Rocco DelGuercio, CM Finance Inc

                Steven B. Boehm, Eversheds Sutherland